Valneva Announces Successful Outcome of its Annual General Meeting, Confirms FY 2025 guidance

Saint-Herblain (France), June 25, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that all the resolutions recommended by the Board of Directors were approved by the shareholders at its Annual General Meeting held today in Lyon, France.
Among the adopted resolutions were the approval of the 2024 financial statements, delegations for the Board of Directors to increase Valneva’s share capital and/or issue financial instruments, the appointment of Dr. Gerd Zettlmeissl to the Board for a three-year term and the reappointment of Mr. James Sulat for a one-year term.
Dr. Gerd Zettlmeissl is a vaccine expert and Biotech Entrepreneur with more than 30 years of scientific and leadership experience in the biopharmaceutical industry. He currently serves on the Board of Directors of several non-profit organizations and biotech companies, including Medigene and MinervaX.
Additionally, the term of office of Deloitte & Associés as Statutory Auditor was renewed for a period of six years.

During the meeting, Valneva’s management also confirmed the Company’s full-year 2025 financial guidance.
The AGM’s voting results will be made available in the “Investors & Media” section of Valneva’s corporate website in the coming days.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Media and Investor Relations Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com
Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to use and regulatory review of existing products. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results or new adverse events, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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